[PENN VIRGINIA CORPORATION LETTERHEAD]

July 7, 2005

Via Facsimile, U.S. Mail and Edgar

Ms. April Sifford
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Penn Virginia Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed on March 11, 2005 File number 1-13283

Dear Ms. Sifford:

On June 23, 2005, the Staff of the Securities and Exchange Commission (the "Staff") issued a comment letter to Penn Virginia Corporation (the "Company") regarding the Company's Form 10-K for the fiscal year ended December 31, 2004.

The Staff's comments and the Company's response thereto are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 51

Note 4 - Acquisitions, Page 65

Coal Royalty and Land Management, page 65

1. We have considered your response to our comment two in our letter dated June 1, 2005; however, given the significance of this acquisition to your financial statements, which include the consolidated financial statements of Penn Virginia Resource Partners, L.P., we continue to believe you should file a Form 8-K that includes the historical financial statements of Cantera Natural Gas LLC and related pro forma financial information. Although you followed the precise language of Item 2.01 of Form 8-K, which is applicable to "the registrant or any of its majority-owned subsidiaries," we believe this Item also applies to consolidated subsidiaries. We consider this financial information relevant to investors for purposes of understanding how this acquisition will impact your future operations.

Response: The Company acknowledges the Staff's comments and will file a Form 8-K under Item 8.01, which includes historical financial statements of Cantera Natural Gas LLC and related pro forma financial information for the Company.

Please contact me at (610) 687-8900 if you need additional information or would like to discuss any questions or comments.

Sincerely,

/s/ Nancy M. Snyder
Nancy M. Snyder
Senior Vice President and General Counsel

cc:	Frank A. Pici
Jenifer Gallagher
Yong Choi